Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

August 29, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Solana ETF
File No. 333-283391

Dear Ms. Tillan, Mr. Brunhofer, Mr. Lin and Mr. Dobbie:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Solana ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 15, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Risk Factors – Risks Associated with Staking – Solana staking may result in adverse tax consequences for Shareholders, page 44

Please revise your disclosure so that it is consistent with your response to prior comment 5 that you intend to solely earn staking rewards in the form of additional Solana. For example, on page 44, you disclose that “[t]he staking of the Trust’s Solana is expected to result in the Trust’s receipt of staking proceeds in the form of additional Solana or cash” and, on page 128, you state that “[i]f the Trust were to receive staking rewards, likely in the form of additional Solana, any such staking rewards received by the Trust would be reportable to Shareholders as taxable income under current IRS guidance.”

Response to Comment 1

The references have been revised to make clear that the Trust currently expects to receive staking rewards solely in the form of additional Solana.

August 29, 2025

Comment 2 – The Trust and Solana Prices – The CME CF Solana-Dollar Reference Rate New York Variant, page 81

We note your response to prior comment 16 that you do not have a license agreement with the Benchmark Provider. Please tell us whether you intend to enter into an agreement with the Benchmark Provider prior to effectiveness, and, if not, please explain whether you are authorized to value the net assets of the Trust and its Shares on a daily basis with the Pricing Benchmark calculated by the Benchmark Provider.

Response to Comment 2

The Registrant confirms that it intends to enter into a license agreement with the Benchmark Provider prior to effectiveness of the Registration Statement.

Comment 3 – Staking – Liquidity Policies and Procedures, page 86

We note your response to prior comment 2 and your disclosure in this section. Please revise to provide a complete description of your liquidity risk policies and procedures. To the extent such policies and procedures are intended to be consistent with the exchange’s proposed generic listing standards, please revise accordingly.

Response to Comment 3

The Registrant continues to work to finalize its liquidity risk policies and procedures in a manner such that such policies and procedures comply with the Exchange’s proposed generic listing standards. The Registration Statement will be revised to include a complete description of such policies and procedures in a future amendment.

Comment 4 – Custody of the Trust’s Assets, page 95

Refer to your response to prior comment 18. Your disclosure on page 95 is inconsistent regarding the percentage of private keys that are held in the Cold Solana Account. You disclose that a substantial portion of the private keys will be held in the Cold Solana Account with the remaining portion held in the Hot Solana Account, and you also disclose that “[t]he Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage.” Please revise for clarity and consistency.

August 29, 2025

Response to Comment 4

The referenced disclosure has been revised as set forth below to further clarify that the Trust intends to maintain substantially all of the private keys in cold storage or similarly secure technology.

The Solana Custodian will maintain substantially all of the private keys associated with the Trust’s Solana in “cold storage” or similarly secure technology (the “Cold Solana Account”). Similarly secure technology may include the usage of storage on hardware security modules (HSMs) that may connect to the internet securely in order to broadcast transactions. While such connectivity is intended to be limited and secure, it may nonetheless expose the system to cybersecurity risks, including potential vulnerabilities in software, firmware, or network architecture. Any compromise of the HSM environment, including unauthorized access or exploitation of its internet-connected features, could result in the loss or theft of digital assets, and may adversely affect the value of the Shares or the Trust’s ability to transact. Any remaining portion of the Trust’s Solana holdings may be held in a “Hot Solana Account.” The Sponsor expects that substantially all of the Trust’s assets and private keys will be held in cold storage or similarly secure technology of the Solana Custodian on an ongoing basis.

Comment 5 – Creation and Redemption of Shares – Creation Procedures, page 107

Refer to your response to prior comment 21. Under the Agent Execution Model, the Trust may require the Authorized Participant to deliver the required cash in the Trust’s Trading Balance for the Cash Creation Order. Please revise to disclose whether excess cash will be returned to the Authorized Participant to the extent that the cash deposited by the Authorized Participant in the Trust’s Trading Balance exceeds the execution price of the Solana acquired.

Response to Comment 5

Pursuant to the Staff’s comment, the disclosure set forth below has been added to the section entitled “Creation and Redemption of Shares.”

If the amount of cash required to acquire the requisite amount of Solana is less than the amount deposited by the Authorized Participant, the full amount of cash deposited by the Authorized Participant will be returned to the Authorized Participant (at the Authorized Participant’s expense) and the Authorized Participant will then re-send the correct amount.

*   *   *   *   *   *   *   *

August 29, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management

James Audette, Esq., Chapman and Cutler LLP